Shawn M. Filippi
Vice President, Chief Compliance Officer
and Corporate Secretary
Tel:    503.220.2435
Fax:    503.220.2584
e-mail: Shawn.Filippi@nwnatural.com

May 19, 2016

Mr. James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N. E.
Washington, D. C. 20549

RE:     Northwest Natural Gas Company (NW Natural)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-15973

Dear Mr. Allegretto:

Pursuant to our conversation on May 16, 2016, I am confirming NW Natural’s request for, and your agreement to, an extension of time to respond to your comments in the above referenced matter. As we discussed, we intend to submit our response on or before June 9, 2016.

Thank you for your consideration in this matter and please feel free to call me at the above number if you have any questions.

Very truly yours,

/s/ Shawn M. Filippi
Shawn M. Filippi

cc:	Gregg S. Kantor
David H. Anderson
Gregory C. Hazelton
Brody J. Wilson
MardiLyn Saathoff